UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 27, 2009

Commission File Number 001-34257

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 27, 2009, we issued a press release announcing our financial results for the quarter ended March 31, 2009. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits.

  The following exhibits are furnished herewith.

  Exhibit 99.1   Press Release, dated April 27, 2009, announcing our financial results for the quarter ended March 31, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

April 27, 2009
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

Exhibit 99.1



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire reports first-quarter 2009 results

• *Net income of 12 cents per diluted share in first quarter*
• *Combined ratio of 105.8 percent for first quarter*
• *Book value per share of $23.89 as of March 31, 2009*

CEDAR RAPIDS, IOWA – April 27, 2009 – United Fire & Casualty Company (Nasdaq: UFCS) today reports our financial results for the first quarter of 2009.

Our net income was $3.3 million or 12 cents per diluted share in the first quarter of 2009, compared with net income of $20.1 million or 74 cents per diluted share for the same period a year ago. Operating income was $5.5 million or 21 cents per share in the first quarter of 2009, compared with operating income of $20.9 million or 77 cents per share in the first quarter of 2008. Pretax catastrophe losses totaled $3.0 million in the first quarters of both 2009 and 2008.

The significant decline in earnings for the first quarter of 2009 is due primarily to the development of $11.9 million in Hurricane Katrina reserves resulting from claims litigation.

Consolidated Highlights

		Three Months Ended March 31,		
(In Thousands Except Shares and Per Share Data)	**2009**		2008	%
Consolidated revenues	$ **138,263**	$	150,043	-7.9 %
Net income	**3,270**		20,127	-83.8
Weighted average shares outstanding	**26,613,378**		27,190,796	-2.1
Basic earnings per common share	**0.12**		0.74	-83.8
Diluted earnings per common share	**0.12**		0.74	-83.8
Operating income [1]	**5,537**		20,877	-73.5
Operating income per share [1]	**0.21**		0.77	-72.7
Book value per share	**23.89**		27.93	-14.5
Cash dividends declared per common share	**0.15**		0.15	N/A
Pre-tax catastrophe losses [1][2]	**2,977**		3,020	-1.4
Effect on after-tax earnings	**0.07**		0.07	N/A
Effect on combined ratio	**2.7%**		2.7%	N/A

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

(2) This number does not include development of $11.9 million in additional Hurricane Katrina reserves resulting from claims litigation.

Exhibit 99.1

"Though our first-quarter results were in line with last year from an operational standpoint, our earnings were significantly reduced by an increase in our loss reserves for litigation related to Hurricane Katrina," said President and CEO Randy Ramlo. "We continue to settle lawsuits related to Hurricane Katrina; however, the legal environment in New Orleans has become increasingly challenging. To address the increasing uncertainty associated with the Louisiana courts, we increased our reserves for losses that occurred in prior years. We are reassessing our future business plans related to the state of Louisiana.

"In the property and casualty segment, we experienced a decline of less than 4 percent in our net premiums earned in the first quarter. We have seen some evidence that the pricing environment is a bit better than it was three months ago, as well as signs that premium rates have bottomed out. But at this point, pricing is still not at the level we need it to be in order to achieve our profitability goals.

"We recorded investment write-downs of $4.6 million in the first quarter related to the severe economic downturn. While we remain confident in our conservative investment strategies, there is a potential for additional investment write-downs in upcoming quarters as more businesses struggle in a weak world economy.

"Our stockholders' equity dropped approximately 1 percent in the first quarter of 2009. This is due primarily to unrealized losses in our investment portfolio. Once market conditions improve, we expect to see an improvement in our stockholders' equity."

Ramlo also discussed the financial results of our life insurance segment: "Our annuity sales rose over 100 percent in the first quarter, while our life insurance sales were down. We attribute the drastic increase in our annuity sales to more consumers choosing investment products that offer guaranteed rates of return. Also, because we had fewer annuities with expiring interest rate guarantees in the first quarter of 2009, we experienced a net cash inflow of $19.4 million related to our annuity business, compared with a net cash outflow of $11.3 million related to our annuity business in the first quarter of 2008."

Exhibit 99.1

Consolidated supplementary financial information

Income Statement:		Three Months Ended March 31,		
(In Thousands)		**2009**		2008
Revenues				
Net premiums written [1]	$	**120,846**	$	132,867
Net premiums earned	$	**118,321**	$	122,943
Investment income, net of investment expenses		**23,271**		28,055
Realized investment losses		**(3,488)**		(1,154)
Other income		**159**		199
Total Revenues		**138,263**		150,043
Benefits, Losses and Expenses				
Losses and loss settlement expenses		**86,078**		67,482
Increase in liability for future policy benefits		**3,388**		5,846
Amortization of deferred policy acquisition costs		**29,406**		32,526
Other underwriting expenses		**8,486**		6,920
Disaster related charges, net of recoveries		**(358)**		-
Interest on policyholders' accounts		**9,772**		10,446
Total Benefits, Losses and Expenses		**136,772**		123,220
Income before income taxes		**1,491**		26,823
Federal income tax expense (benefit)		**(1,779)**		6,696
Net income	$	**3,270**	$	20,127

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet:		March 31, 2009		December 31, 2008
(Dollars in Thousands)		**(unaudited)**		
Total cash and investments	$	**2,230,103**	$	2,205,355
Total assets		**2,710,869**		2,687,130
Future policy benefits and losses, claims and loss settlement expenses	$	**1,774,559**	$	1,753,774
Total liabilities		**2,075,610**		2,045,389
Net unrealized investment gains, after-tax	$	**19,248**	$	25,543
Total stockholders' equity		**635,259**		641,741
Property and casualty insurance statutory capital and surplus	$	**523,729**	$	553,058
Life insurance statutory capital and surplus		**153,270**		157,003

Exhibit 99.1

Property and Casualty Insurance Segment

Premium revenues for our property and casualty insurance segment are 92 percent commercial lines business and 8 percent personal lines business. Our top five states for direct premiums written are Texas, Iowa, Colorado, Louisiana and Missouri.

Property & Casualty Insurance Financial Results:		Three Months Ended March 31,		
(In Thousands)		**2009**		2008
Revenues				
Net premiums written [1]	$	**114,649**	$	123,443
Net premiums earned	$	**109,214**	$	113,352
Investment income, net of investment expenses		**6,048**		8,792
Realized investment gains (losses)		**(717)**		127
Other income (loss)		**28**		(11)
Total Revenues		**114,573**		122,260
Benefits, Losses and Expenses				
Losses and loss settlement expenses		**82,279**		63,613
Amortization of deferred policy acquisition costs		**26,898**		29,651
Other underwriting expenses		**6,451**		4,645
Disaster related charges, net of recoveries		**(358)**		-
Total Benefits, Losses and Expenses		**115,270**		97,909
Income (loss) before income taxes		**(697)**		24,351
Federal income tax expense (benefit)		**(2,561)**		5,825
Net income	$	**1,864**	$	18,526
GAAP combined ratio:				
Net loss ratio		**75.3 %**		56.1 %
Expense ratio [2]		**30.5**		30.3
Combined ratio		**105.8 %**		86.4 %
Combined ratio (without catastrophes)		**103.1**		83.7
Statutory combined ratio: [1]				
Net loss ratio		**75.4 %**		56.2 %
Expense ratio		**29.8**		29.6
Combined ratio		**105.2 %**		85.8 %
Combined ratio (without catastrophes)		**102.5**		83.1

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.
(2) The GAAP expense ratio does not include the disaster charges and related recoveries recorded for the first quarter of 2009.

Exhibit 99.1

First-Quarter Highlights for Property and Casualty Insurance Segment

- Net premiums written declined 7.1 percent to $114.6 million in the first quarter of 2009, compared with $123.4 million in the first quarter of 2008. The decline in net premiums written in the first quarter is attributable to reduced premiums from continuing competition and pricing pressure in the insurance market, as well as the nonrenewal of business that did not meet our underwriting guidelines. Our premium writings have also been affected by the downturn in the economy, specifically related to our surety business and the residential contracting business in our western states.

- The insurance marketplace remained highly competitive in the first quarter of 2009, with an average of low single-digit decreases in premium level for our commercial lines business and an average of low single-digit increases in premium level for our personal lines business. All regions continued to experience pricing pressure on renewal business, primarily medium and large accounts and in some instances smaller accounts. The decreases in premium levels were relatively modest in the first quarter; however, premium levels have been decreasing gradually in some lines of business since the third quarter of 2004.

- Our policy retention rate remained strong in both the personal and commercial lines of business in the first quarter of 2009.

- Net investment income decreased 31.2 percent in the first quarter of 2009 due to lower market interest rates and a decrease in the fair value of our investments in limited liability partnership holdings.

- We recorded realized investment losses of $.7 million in the first quarter of 2009, compared with realized investment gains of $.1 million in the first quarter of 2008. Investment losses for the property and casualty insurance segment are primarily due to an other-than-temporary investment write-down of $1.8 million in fixed maturity securities in the first quarter of 2009.

- Losses and loss settlement expenses increased 29.3 percent in the first quarter of 2009 due primarily to the development of Hurricane Katrina reserves resulting from litigation. Also contributing to the deterioration in our losses and loss settlement expenses is an increase in the severity (cost) of claims; though the average size of large claims over $250,000 remained relatively flat in the first quarter. Overall, the claim count for our company dropped over 5 percent in the first quarter of 2009.

- The GAAP combined ratio worsened by 19.4 percentage points to 105.8 percent in the first quarter of 2009, compared with 86.4 percent in the first quarter of 2008. The deterioration in our combined ratio is a result of depressed pricing, an increase in our loss reserves for Hurricane Katrina litigation, and increased severity in claims. Our net loss ratio deteriorated (or increased) to 75.3 percent in the first quarter of 2009, compared with 56.1 percent in the first quarter of 2008, while our expense ratio remained the same at approximately 30 percent in the first quarters of 2009 and 2008.

Exhibit 99.1

Commercial Lines and Personal Lines Financial Results

This table details losses by line of business.

Three Months Ended March 31,

(In Thousands)	2009				2008			
	Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Ratio		Premiums Earned	Losses & Loss Settlement Expenses Incurred	Net Ratio	
Unaudited								
Commercial lines:								
Other liability [1]	$ 31,052	$ 20,105	64.7	%	$ 33,472	$ 14,853	44.4	%
Fire and allied lines [2]	25,400	27,073	106.6		27,217	19,810	72.8	
Automobile	24,386	15,210	62.4		24,765	15,193	61.3	
Workers' compensation	13,211	11,776	89.1		12,771	5,967	46.7	
Fidelity and surety	5,413	273	5.0		5,436	530	9.7	
Miscellaneous	210	51	24.3		207	(23)	(11.1)	
Total commercial lines	$ 99,672	$ 74,488	74.7	%	$ 103,868	$ 56,330	54.2	%
Personal lines:								
Fire and allied lines [3]	$ 5,339	$ 3,808	71.3	%	$ 5,283	$ 3,036	57.5	%
Automobile	3,086	2,351	76.2		3,144	3,025	96.2	
Miscellaneous	84	294	350.0		77	337	437.7	
Total personal lines	$ 8,509	$ 6,453	75.8	%	$ 8,504	$ 6,398	75.2	%
Reinsurance assumed	$ 1,033	$ 1,338	129.5	%	$ 980	$ 885	90.3	%
Total	$ 109,214	$ 82,279	75.3	%	$ 113,352	$ 63,613	56.1	%

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Life Insurance Segment

United Life Insurance Company underwrites all of our life insurance business, which includes single premium annuities, universal life products and traditional life products. The top five states in which we write business are Iowa, Minnesota, Wisconsin, Nebraska and Illinois.

Life Insurance Financial Results:	Three Months Ended March 31,	
(In Thousands)	2009	2008
Revenues		
Net premiums written [1]	$ 6,197	$ 9,424
Net premiums earned	$ 9,107	$ 9,591
Investment income, net of investment expenses	17,223	19,263
Realized investment losses	(2,771)	(1,281)
Other income	131	210
Total Revenues	23,690	27,783
Benefits, Losses and Expenses		
Losses and loss settlement expenses	3,799	3,869
Increase in liability for future policy benefits	3,388	5,846
Amortization of deferred policy acquisition costs	2,508	2,875
Other underwriting expenses	2,035	2,275
Interest on policyholders' accounts	9,772	10,446
Total Benefits, Losses and Expenses	21,502	25,311
Income before income taxes	2,188	2,472
Federal income tax expense	782	871
Net income	$ 1,406	$ 1,601

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Exhibit 99.1

First-Quarter Highlights for Life Insurance Segment

- Net premiums earned decreased 5.0 percent in the first quarter of 2009, reflecting reduced sales of our traditional products, primarily single premium whole life insurance.

- We experienced net cash inflows of $19.4 million in the first quarter of 2009 related to our annuity business, compared with net cash outflows of $11.3 million in the first quarter of 2008. We attribute the $19.4 million in net cash inflows to an increase in annuity sales and fewer annuities with expiring interest rate guarantees in the first quarter of 2009. The net cash outflows related to our annuity business in 2008 reflect the challenges we had been facing in retaining our existing annuitants and attracting new annuitants with a rate of interest that was competitive in the marketplace while still allowing for an acceptable profit margin. During the first quarter of 2009, annuity sales rose significantly as more consumers chose to invest their money in products with guaranteed rates of return. We expect this trend to continue throughout 2009.

- Investment income decreased 10.6 percent in the first quarter of 2009 due primarily to lower market interest rates.

- Realized investment losses were $2.8 million in the first quarter of 2009, compared with realized investment losses of $1.3 million in the first quarter of 2008. Investment losses for the life insurance segment in the first quarter of 2009 are primarily attributable to other-than-temporary investment write-downs of $2.8 million in fixed maturities securities and equity securities.

- Liability for future policy benefits decreased $2.5 million in the first quarter of 2009 due to a decrease in sales of our single premium whole life product and an increase in surrenders of our traditional life insurance products.

- Annuity deposits were $63.5 million in the first quarter of 2009, compared with $28.4 million in the same period of 2008. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, the money is reinvested to generate investment income.

Investments

Investment income decreased $4.8 million, or 17.1 percent, to $23.3 million in the first quarter of 2009. The decrease is due primarily to lower market interest rates. In addition, we hold certain investments in limited liability partnership holdings that we account for under the equity method of accounting, with changes in the fair value of these investments recorded in investment income. In the first quarter, we recorded a $1.6 million loss in investment income due to investments in limited liability partnership holdings. Our largest investment is in a partnership fund that invests in U.S. subregional banks.

Realized investment losses for the first quarter of 2009 were $3.5 million, compared with realized investment losses of $1.2 million in the same period of 2008. This drop is due primarily to $4.6 million in other-than-temporary investment write-downs of fixed maturity securities and equity securities, of which $2.8 million was held by our life insurance segment and $1.8 million was held by our property and casualty insurance segment.

As of March 31, 2009, we recorded net unrealized investment gains after tax of $19.2 million, compared with $25.5 million at December 31, 2008. In the first quarter of 2009, depressed stock prices contributed to the decrease in unrealized gains. We continue to closely monitor current market conditions and evaluate the long-term impact of recent market volatility on all of our investment holdings.

Exhibit 99.1

Share Repurchase Program

In the first-quarter 2009, United Fire repurchased a total of 33,300 shares of our common stock for $.5 million at an average price per share of $16.14. As of March 31, 2009, 575,575 shares of common stock remained authorized for our repurchase. Our Share Repurchase Program will expire in August 2009 unless the board of directors decides to extend it.

We will generally consider repurchasing company stock on the open market if (a) the trading price on the Nasdaq drops below 130 percent of its book value, (b) sufficient excess capital is available to purchase the stock, and (c) we are optimistic about future market trends.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income is net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. We include this measurement because we believe it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating our financial condition and results of operations.

(In Thousands Except Per Share Data)		Three Months Ended March 31,		
		2009		2008
Net income	$	**3,270**	$	20,127
After-tax realized losses		**2,267**		750
Operating income	$	**5,537**	$	20,877
Basic earnings per share	$	**0.12**	$	0.74
Operating income per share		**0.21**		0.77

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, net of what we are charged for reinsurance policies. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. We report premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate premiums written as a measure of business production for the period under review.

(In Thousands)		Three Months Ended March 31,		
		2009		2008
Net premiums written	$	**120,846**	$	132,867
Net change in unearned premium		**(2,749)**		(9,855)
Net change in prepaid reinsurance premium		**224**		(69)
Net premiums earned	$	**118,321**	$	122,943

Exhibit 99.1

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude unusual catastrophe losses or litigation resulting from a catastrophe. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended March 31,			
	2009		2008	
ISO catastrophes [1]	$	**2,069**	$	3,016
Non-ISO catastrophes		**908**		4
Total catastrophes	$	**2,977**	$	3,020

(1) This number does not include development of $11.9 million in additional Hurricane Katrina reserves resulting from claims litigation.

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

* * *

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 16th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the third consecutive year, our subsidiary, United Life Insurance Company, has been named to the Ward's 50 Life & Health Insurance Companies. In 2009, United Fire was named to Audit Integrity's Top 100 list of companies that demonstrate high corporate integrity for the third consecutive year. United Fire is rated A (Excellent) by A.M. Best Company. For more information about United Fire & Casualty Company and its products and services, visit www.unitedfiregroup.com.

Exhibit 99.1

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 2, 2009. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.